PRELIMINARY CONFIDENTIAL DRAFT – FOR DISCUSSION PURPOSES ONLY

Goldman Sachs

Breakeven Cash Flow To Series B Unitholders

INVESTMENT BANKING DIVISION

Based on Pro Forma GP DPS Assuming Full Tax Shield | ($ in millions)

Illustrative Shares Issued to Reach Breakeven Cash Flow

	2018E	2019E	2020E	2021E	2022E	Cumulative
Series B Status Quo Cash Flows	$ 7	$ 12	$ 20	$ 26	$ 34	$ 98
P.F. GP Total Dist. @ 100% Tax Shield	$ 520	$ 632	$ 868	$ 1,078	$ 1,331	
Current GP Shares	186					
Converted Midstream Units @ 1.8 x Exch. Ratio	336					
Illustrative GP Shares Issued to Exchange Series B	9					
PF Units Outstanding	532					
P.F. DPS	$0.98	$1.19	$1.63	$2.03	$2.50	$8.33
Cash Flow to Series B	$ 9	$ 11	$ 15	$ 18	$ 23	$ 75
%△ to S.Q.	30 %	(13)%	(25)%	(30)%	(33)%	(24)%

Cumulative % Acc / (Dil) To Series B Unitholders

Shares Issued to Series B	Exchange Ratio to Midstream: 1.6 x	1.7 x	1.8 x	1.9 x	2.0 x
3.7	(66)%	(67)%	(68)%	(70)%	(71)%
9.0	(18)	(21)	(24)	(26)	(29)
11.2	2	(2)	(5)	(8)	(11)
15.0	35	31	26	22	18
22.6	101	93	87	81	75

Cumulative $∆ To Series B Unitholders

Shares Issued to Series B	Exchange Ratio to Midstream: 1.6 x	1.7 x	1.8 x	1.9 x	2.0 x
3.7	$(65)	$(66)	$(67)	$(68)	$(69)
9.0	(17)	(20)	(23)	(26)	(28)
11.2	2	(2)	(5)	(8)	(11)
15.0	35	30	26	21	17
22.6	99	92	85	79	73

Incremental Cash Flow to Series B @ 1.80 x Exh. Ratio

Shares Issued to Series B	Projection Year: 2018E	2019E	2020E	2021E	2022E
3.7	$(3)	$(8)	$(13)	$(18)	$(24)
9.0	2	(2)	(5)	(8)	(11)
11.2	4	1	(1)	(3)	(6)
15.0	8	5	5	4	4
22.6	15	14	16	19	22

Source: Arkose Projections, Wall Street research and Bloomberg market data as of 20-Apr-2018

[1] Represents the period where the shares issued result in an equal distribution to Series B unitholders in that period.

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